-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response ..... 11
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


                           Ophthalmic Imaging Systems
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     --------------------------------------
                         (Title of Class of Securities)

                                     683737
                                   -----------
                                 (CUSIP Number)

   MediVision Medical Imaging Ltd.         Henry I. Rothman, Esq.
   P.O. Box 45, Industrial Park            Jenkens & Gilchrist Parker Chapin LLP
   Yokneam Elit                            The Chrysler Building
   20692 Israel                            405 Lexington Avenue
   Attn: Noam Allon                        New York, New York 10174
   972-4-9894884                           212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683737                        13D                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MediVision Medical Imaging Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: ***

        BK
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             11,630,151
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           -0-
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        11,630,151
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        11,630,151
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 683737                        13D                    Page 3 of 6 Pages
--------------------------------------------------------------------------------

AMENDMENT NO. 3 TO SCHEDULE 13D

         This filing constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of MediVision Medical Imaging Ltd. (the "MediVision") with respect to the shares of common stock (the "Shares") of Ophthalmic Imaging Systems ("OIS").

         Except as to Items 5, 6 and 7, no change has occurred with respect to the answer to any items of this Schedule 13D from information last reported in respect of such item.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         On June 1, 2004, MediVision sold 550,000 Shares at a price per share of $1.35 to S2 Partners, LP ("S2 Partners") pursuant to a Common Stock Purchase Agreement entered into between MediVision and S2 Partners. Prior to such sale, MediVision owned 12,180,851 Shares. Presently, MediVision owns 11,630,151 Shares or 79.3% of the outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MediVision and S2 Partners entered into a Common Stock Purchase Agreement dated as of June 1, 2004 pursuant to which MediVision sold to S2 Partners 550,000 Shares at a price per share of $1.35.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Form of Common Stock Purchase Agreement dated as of June 1, 2004 between MediVision and S2 Partners.

CUSIP No. 683737                        13D                    Page 4 of 6 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   June 4, 2004


                                        MEDIVISION MEDICAL IMAGING LTD.



                                        By: /s/ Noam Allon
                                            ------------------------------------
                                            Name:   Noam Allon
                                            Title:  President and CEO

                                                                       Exhibit 1

                         COMMON STOCK PURCHASE AGREEMENT

          COMMON STOCK PURCHASE AGREEMENT, dated as of June 1, 2004 (this "Agreement"), by and between MediVision Medical Imaging Ltd., an Israeli corporation (the "Seller"), and S2 Partners, LP, a Minnesota limited partnership (the "Purchaser").

          The parties hereto agree as follows:

                                   ARTICLE I.

                        PURCHASE AND SALE OF COMMON STOCK

         Section 1.1. Purchase and Sale of Common Stock. Upon the following terms and conditions, and in consideration of and in express reliance upon such terms and conditions and the representations, warranties and covenants of this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller 550,000 shares of common stock, no par value per share (the "Shares"), at a price per share of $1.35, of Ophthalmic Imaging Systems, a California corporation (the "Company"), for a cash purchase price of $742,500 (the "Purchase Price").

         Section 1.2. Closing. The closing (the "Closing") of the purchase and sale of the Shares to be acquired by the Purchaser from the Seller under this Agreement shall take place (i) on or before June 1, 2004, provided, that all of the conditions set forth in Article IV hereof shall have been fulfilled or waived in accordance herewith, or (ii) at such other time and place or on such date as the Purchaser and the Seller may agree upon (such date on which the Closing occurs, the "Closing Date"). At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser a certificate representing the Shares, together with such stock powers duly endorsed in blank as the Purchaser may request, and all other appropriate instruments of transfer. At the Closing, the Purchaser shall deliver the Purchase Price by wire transfer to an account designated by the Seller.

                                  ARTICLE II.

                         REPRESENTATIONS AND WARRANTIES

         Section 2.1. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

         (a) Organization, Good Standing and Power. The Seller is a corporation duly incorporated and validly existing under the laws of the State of Israel and has the requisite power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.

         (b) Authorization; Enforcement. The Seller has the requisite power and authority to enter into and perform this Agreement and to sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization is required for the Seller to effect the transactions contemplated by this Agreement. When executed and delivered by the Seller, this Agreement shall constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

         (c) Title to Shares. The Seller has the right to transfer good, valid and marketable title in and to all of the Shares, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances.

         (d) Certain Fees. The Seller has not employed any broker or finder or incurred any liability for any brokerage, investment banking, commission, finders', structuring or financial advisory fees or other similar fees in connection with this Agreement or the transactions contemplated hereby.

         (e) Offering. No form of general solicitation or general advertising (as defined in Regulation D of the Securities Act of 1933, as amended) was used by the Seller or any of its respective representatives in connection with the offer and sale of the Shares hereby, including, but not limited to, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or other meeting whose attendees have been invited by any general solicitation or general advertising.

         Section 2.2. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

         (a) Organization and Standing of the Purchaser. The Purchaser is a corporation, limited liability company or partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

         (b) Authorization and Power. The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares being sold to it hereunder. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate (or other organizational) action, and no further consent or authorization is required for such Purchaser to effect the transactions contemplated by this Agreement. When executed and delivered by the Purchaser, this Agreement shall constitute valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

         (c) Acquisition for Investment. Except as contemplated by Section 3.1(c) hereof, the Purchaser is purchasing the Shares solely for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution. The Purchaser does not have a present intention to sell any of the Shares, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of any of the Shares, to or through any person or entity.

         (d) Assessment of Risks. The Purchaser acknowledges that it (i) has such knowledge and experience in financial and business matters that such Purchaser is capable of evaluating the merits and risks of the Purchaser's investment in the Company (by virtue of its purchase of Shares hereunder), (ii) is able to bear the financial risks associated with an investment in the Shares and (iii) has been given full access to such records of the Company and to the officers of the Company as it has deemed necessary or appropriate to conduct its due diligence investigation with respect to the Shares.

         (e) No General Solicitation. The Purchaser acknowledges that the Shares were not offered to the Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

         (f) Accredited Investor. The Purchaser is an "accredited investor" (as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended).

         (g) Legend. The Purchaser hereby acknowledges and agrees that the certificates representing the Shares may contain the following, or a substantially similar, legend, which legend shall be removed only upon receipt by the Company of an opinion of its counsel, which opinion shall be satisfactory to the Company, that such legend may be so removed:

             THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR OPHTHALMIC IMAGING SYSTEMS SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

         (h) Certain Fees. The Purchaser has not employed any broker or finder or incurred any liability for any brokerage, investment banking, commission, finders', structuring or financial advisory fees or other similar fees in connection with this Agreement or the transactions contemplated hereby.

         (i) Reliance on Representations. The Seller is hereby expressly permitted to rely on the Purchaser's representations and warranties set forth in Sections 2.2(c) through (h), inclusive.

                                  ARTICLE III.

                            COVENANTS OF THE PARTIES

         Section 3.1. Covenants. The parties hereto hereby covenant with each other as follows, which covenants are for the benefit of such parties and their respective permitted assigns:

         (a) Further Assurances. From and after the Closing Date, upon the request of the Purchaser or the Seller, the Seller and each Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

         (b) Commercially Reasonable Efforts. Each party hereto will use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable, consistent with applicable law, to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby, including without limitation, making all regulatory and other filings required by applicable law as promptly as practicable after the date hereof.

         (c) Registration on Form SB-2. The Seller covenants and agrees to cause the Company to register the Shares for the resale by the Purchaser on a Form SB-2 registration statement to be filed no later than twenty (20) days following the Closing. If such Form SB-2 registration statement is not declared effective by the Securities and Exchange Commission within six (6) months following the date hereof, the Purchaser shall have the right to cause the Seller to redeem the Shares at a price equal to the Purchase Price.

                                  ARTICLE IV.

                                   CONDITIONS

         Section 4.1. Conditions Precedent to the Obligation of the Seller to Close and to Sell the Shares. The obligation hereunder of the Seller to close and sell the Shares to the Purchaser at the Closing is subject to the satisfaction or waiver, at or before the Closing of the conditions set forth below:

         (a) Accuracy of the Purchaser's Representations and Warranties. The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

         (b) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing.

         (c) Delivery of Purchase Price. The Purchase Price for the Shares shall have been delivered to the Seller.

         The conditions set forth in this Section 4.1 are for the Seller's sole benefit and may be waived only by the Seller at any time in its sole discretion.

         Section 4.2. Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Shares. The obligation hereunder of the Purchaser to purchase the Shares and to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below:

         (a) Accuracy of the Seller's Representations and Warranties. Each of the representations and warranties of the Seller in this Agreement shall be true and correct in all material respects as of the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date.

         (b) Performance by the Seller. The Seller shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Seller at or prior to the Closing.

         (c) Certificate. The Seller shall have delivered to the Purchaser a certificate representing the Shares being acquired by the Purchaser at the Closing together with such stock powers duly endorsed in blank as the Purchaser may request.

         The conditions set forth in this Section 4.2 are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

                                   ARTICLE V.

                                  MISCELLANEOUS

         Section 5.1. Fees and Expenses. Each party hereto shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby.

         Section 5.2. Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement (written or oral) of the parties hereto with respect to the subject matter hereof and, except as specifically set forth herein, neither the Seller nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by each party hereto. Any amendment or waiver effected in accordance with this Section 5.2 shall be binding upon each such party and its permitted assigns.

         Section 5.3. Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         Section 5.4. Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

         Section 5.5. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither party hereto may assign its rights or obligations under this Agreement (by operation of law or otherwise) without the prior written consent of each other party hereto, and any attempted assignment without such consent shall be void ab initio.

         Section 5.6. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions thereof. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

         Section 5.7. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

         Section 5.8. Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.



                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.


                                          MEDIVISION MEDICAL IMAGING LTD.


                                          By:
                                             -----------------------------------
                                             Name:
                                             Title:


                                          S2 PARTNERS, LP


                                          By:
                                             -----------------------------------
                                             Name:
                                             Title: